UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Varonis Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

922280102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 922280102
1.	NAME OF REPORTING PERSON Yakov Faitelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 1,707,992
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,707,992
	8.	SHARED DISPOSITIVE POWER 0
9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,707,992 shares, of which 1,352,802 are owned[1] by the Reporting Person and 355,190 are issuable upon exercise of outstanding options and restricted stock units within 60 days of December 31, 2015

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5% (based on 26,069,154 shares outstanding as of December 31, 2015)
12.	TYPE OF REPORTING PERSON IN

__________________________

[1] The Reporting Person owns 1,252,802 shares directly and 100,000 shares indirectly through Faitelson Family 2014 Trust.

Item 1.

(a)	Name of Issuer:

The name of the issuer is Varonis Systems, Inc. (the "Issuer")

(b)	Address of Issuer's Principal Executive Offices:

1250 Broadway, 29th Floor, New York, New York 10001

Item 2.

(a)	Name of Person Filing:

Yakov Faitelson

(b)	Address of Principal Business Office:

c/o Varonis Systems, Inc.

1250 Broadway, 29th Floor

New York, NY 10001

(c)	Citizenship:

See Item 4 of the cover page

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the "Common Stock")

(e)	CUSIP Number:

922280102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	[_] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	[_] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[_] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned: See Item 9 of the cover page.

(b)	Percent of class: See Item 11 of the cover page.

(c)	(i) Sole power to vote or direct the vote: See Item 5 of the cover page.

(ii)	Shared power to vote or direct the vote: See Item 6 of the cover page.

(iii)	Sole power to dispose or direct the disposition: See Item 7 of the cover page.

(iv)	Shared power to dispose or direct the disposition: See Item 8 of the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of a Group.

Not applicable

Item 10. Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2016

YAKOV FAITELSON

By: /s/ Yakov Faitelson